                                                --------------------------------
                                                                    OMB APPROVAL
          UNITED STATES                         --------------------------------
SECURITIES AND EXCHANGE COMMISSION              OMB NUMBER           3235-0145
      WASHINGTON, D.C. 20549                    EXPIRES:     DECEMBER 31, 1997
                                                ESTIMATED AVERAGE BURDEN
                                                HOURS PER RESPONSE.......14.90
                                                --------------------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*

                           Pac Rim Holding Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  693-71P-10-0
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

            J. Chris Seaman, Superior National Insurance Group, Inc.,
              26601 Agoura Rd., Calabasas, CA 91302 (818) 880-1600
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 17, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.          693-71P-10-0                                           PAGE 2

- --------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Superior National Insurance Group, Inc.
         95-3994873
- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                        (b)  / /

- --------------------------------------------------------------------------------
   3     SEC USE ONLY


- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00

- --------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /


- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
- --------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER

         SHARES                   100
                          ------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER

        OWNED BY                  0
                          ------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER

        REPORTING                 100
                          ------------------------------------------------------
         PERSON              10   SHARED DISPOSITIVE POWER

          WITH                    0
- --------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         100

- --------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

- --------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 1%

- --------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer

                  This statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.01 par value per share, CUSIP Number 693-71P-10-0 (the "Issuer Common Stock"), of Pac Rim Holding Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 6200 Canoga Avenue, Woodland Hills, California 91367.

Item 2.           Identity and Background

                  This Statement is filed by Superior National Insurance Group, Inc., a California corporation ("SNIG"), with its principal office at 26601 Agoura Road, Calabasas, California 91302. Through its wholly-owned subsidiary, Superior National Insurance Company, Inc., SNIG is in the business of underwriting worker's compensation insurance in California and Arizona.

                  During the last five years, SNIG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, SNIG was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  CERTAIN BACKGROUND: SNIG has agreed to acquire the Issuer under the terms of (1) an Agreement and Plan of Merger ("Merger Agreement") dated as of September 17, 1996 by and among SNIG, the Issuer and SNTL Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of SNIG ("Merger Sub") and (2) a Series A Convertible Debentures and Series 1, 2 and 3 Detachable Warrant Purchase Agreement ("Purchase Agreement") dated as of September 17, 1996, by and among SNIG and Prac Limited Partnership, a Nevada limited partnership ("Prac"). Allstate Insurance Company, an Illinois insurance company ("Allstate"), may also agree to be a party to the Purchase Agreement, but it has not, as of the date of the filing of this Schedule 13D, executed such agreement. Should Allstate execute the Purchase Agreement, SNIG will timely file an amendment to this Schedule 13D to reflect such execution. The Merger Agreement and the Purchase Agreement are collectively referred to hereinafter as the "Acquisition Agreements" and the transactions contemplated thereby as the "Acquisition." Under the Acquisition Agreements, SNIG will pay approximately $54,000,000 for all of the outstanding securities of the Issuer. The Acquisition Agreements are described herein for background purposes only, as they confer no ownership or voting rights on SNIG or Merger Sub.

                  SNIG is party to a Voting Agreement ("Voting Agreement") dated as of September 17, 1996 by and among SNIG and Prac, Dito Caree Limited Partnership, a Nevada limited partnership, Dito-Devcar Corporation, a Nevada corporation, and Richard H. Pickup, in his capacity as trustee of each of the Pickup

Family Trust, TMP Charitable Unitrust, and DRP Charitable Unitrust (together, the "Principal Shareholders"). Allstate may also agree to be a party to the Voting Agreement, but it has not, as of the date of the filing of this Schedule 13D, executed such agreement. Should Allstate execute the Voting Agreement, SNIG will timely file an amendment to this Schedule 13D to reflect the additional shares that would be subject to the Voting Agreement upon such execution. Under the Voting Agreement, the Principal Shareholders have agreed to vote their shares of Issuer Common Stock and rights to acquire Issuer Common Stock upon conversion of the Issuer's Series A Convertible Debentures (hereinafter referred to as "Common Stock Equivalents") in favor of the Acquisition. SNIG is voluntarily filing this Statement because the agreements of the Principal Shareholders under the Voting Agreement could be deemed to confer shared voting power on SNIG with respect to the securities of Issuer beneficially owned by the Principal Shareholders. SNIG hereby disclaims beneficial ownership of any of the securities subject to Voting Agreement and disclaims any deemed shared voting power.

Item 3.           Source and Amount of Funds or Other Consideration

                  The Principal Shareholders delivered the Voting Agreement as an inducement to SNIG to enter into the Acquisition Agreements. No monetary consideration was given by SNIG for the Voting Agreement; however, each Principal Shareholder will receive consideration under the Acquisition Agreements at the closing of the transactions contemplated thereunder upon the number of shares of the Issuer's Common Stock (or rights to acquire Issuer Common Stock, whether upon conversion of convertible securities or exercise of options or warrants) owned by such Principal Shareholder. The price to be paid per share of Issuer Common Stock will be determined immediately prior to the closing of the Acquisition, but is believed by Issuer to be between $3.00 and $3.10 per share of Issuer Common Stock or Common Stock Equivalent. Each other owner of Issuer Common Stock will receive the same consideration.

Item 4.           Purpose of Transaction

                  SNIG has entered into the Voting Agreement with the Principal Shareholders for the purpose of securing the affirmative vote of the Principal Shareholders in favor of the Acquisition Agreements and the Acquisition at a meeting of the shareholders of Issuer duly called to consider and vote upon the Acquisition Agreements. The approval of Acquisition Agreements requires the affirmative vote of at least 70% of the shares of Issuer Common Stock (treating the shares into which the Debentures are convertible as voting).

Item 5.           Interest in the Securities of the Issuer

                  A. The percentage of outstanding Issuer Common Stock reported in this Item 5 to have committed to vote in favor of the Acquisition Agreements are based upon the assumption that there are 9,528,000 shares of Issuer Common Stock outstanding as of August 31, 1996, which is the number of outstanding shares represented by the Issuer to SNIG to be outstanding in the Acquisition Agreements. In addition, such percentages are based upon an additional 7,272,727 shares of Common Stock Equivalents. The Series A Convertible Debentures (the "Debentures") are convertible at a conversion price of $2.75 per share, as set forth in the Issuer's Form 10-K for the year ending December 31, 1995 filed with the Commission. The holders of the Debentures are entitled to vote as holders of the shares of Issuer Common Stock into which the principal amount of Debentures held by them are convertible on matters concerning a change in control of the Issuer. Based on 16,800,727 shares of Issuer Common Stock and Common Stock Equivalents voting upon the Acquisition Agreements, the Principal Shareholders have committed to vote 9,014,005 shares (the "Voting Agreement Shares") of Issuer Common Stock and Common Stock Equivalents in favor of the Acquisition Agreements, which represents approximately 53.7% of the outstanding Issuer Common Stock plus Common Stock Equivalents. An affirmative vote of 70.0% of the issued and outstanding shares of Issuer Common Stock and Common Stock Equivalents at a meeting duly called to approve the Acquisition Agreements is required to approve them.

                  B. SNIG has no power or shared power to direct the voting of the Voting Agreement Shares, but through its wholly-owned subsidiary Infonet Information System, Inc. ("Infonet"), is the beneficial owner of 100 shares of Issuer Common Stock. However, the Principal Shareholders have agreed to vote the Voting Agreement Shares in favor of the Acquisition Agreements and SNIG could seek to have the Voting Agreement enforced in court if it were breached. The Voting Agreement terminates if the Board of Directors of Issuer terminates the Acquisition Agreements. SNIG has no power to dispose or to direct the disposition of the Voting Agreement Shares but could direct the disposition of 100 shares of Issuer Common Stock owned by its subsidiary, Infonet. However, the Principal Shareholders have agreed that they will not sell or encumber the Voting Agreement shares or grant any proxies with respect to such shares unless such transferee or proxy holder has agreed to be bound by the Voting Agreement and the provisions thereof requiring a vote in favor of the Acquisition Agreements.

                  C. Within the past sixty days, SNIG has entered into the Voting Agreement described in this Statement.

                  D. Each of the Principal Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to the Voting Agreement. SNIG believes that each of the Principal Shareholders is affiliated with or controlled by Mr. Richard H. Pickup. The Principal Shareholders are the record owners of Securities of the Issuer as follows:

Dito-Devcar Corporation                              Common Stock                                  1,421,550 Shares

Dito Caree Limited Partnership                       Common Stock                                    896,000 Shares

Pickup Family Trust                                  Common Stock                                     92,000 Shares

TMP Charitable Unitrust                              Common Stock                                     29,000 Shares
 Richard H. Pickup, Trustee

DRP Charitable Unitrust                              Common Stock                                     30,000 Shares
 Richard H. Pickup, Trustee

Prac Limited Partnership                             Debentures                                         $18,000,000
                                                                                                   principal amount

                  E. N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  A. Voting Agreement dated as of September 17, 1996, by and among SNIG and the Principal Shareholders, filed herewith as Exhibit 1

                  Pursuant to the Voting Agreement, the Principal Shareholders have agreed to vote their shares of Issuer Common Stock and Common Stock Equivalents in favor of the Acquisition Agreements and the Acquisition, and against any alternative proposal for a merger, recapitalization, sale of any substantial portion of the assets of Issuer, or other business combination involving the Issuer. The obligation to vote in favor of the Acquisition terminates if the Board of Directors of Issuer, acting pursuant to its fiduciary duties, terminates the Acquisition Agreements due to the receipt of an Acquisition Proposal (as defined in the Voting Agreement) having terms financially superior for the shareholders of Issuer to those contained in the Acquisition Agreements. However, in the event a Breakup Fee becomes payable to SNIG under the Acquisition Agreements, each of the Principal Shareholders has agreed to pay to SNIG the difference between the price received for their Debentures and Series 1,2 and 3 Detachable Warrants of Issuer under the Acquisition Proposal (when consummated) and the Acquisition Agreements. The Principal Shareholders have agreed that they will not sell or encumber the Voting Agreement shares or grant any proxies with respect to such shares unless such transferee or proxy holder has agreed to be bound by the Voting Agreement and the provisions thereof requiring a vote in favor of the Acquisition Agreements. SNIG may seek specific performance of the Voting Agreement in a California court.

                  B. Agreement and Plan of Merger ("Merger Agreement"), dated as of September 17, 1996, by and among SNIG, the Issuer and Merger Sub, filed herewith as Exhibit 2

                  Under the Merger Agreement, at the Effective Time of the Merger, Merger Sub will be merged with and into Issuer and the separate existence of Merger Sub will cease (the "Merger"), and the common shares of Issuer will be cancelled and converted into the right to receive cash. The parties have agreed that the combined acquisition cost for all of the outstanding shares of Issuer Common Stock, all options and warrants to acquire Issuer Common Stock, and the Debentures will not exceed $54,021,032. Because the Issuer's Series 1 Detachable Warrants are subject to an exercise price adjustment based on an analysis of Issuer's loss reserves which will occur immediately prior to or at the Effective Time, the price per share of Issuer Common Stock is variable. The price is expected by Issuer to be in the range of $3.00-$3.10 per share. The Merger Agreement contains standard representations, warranties and covenants of the parties. The Merger is subject to customary closing conditions, including the approval of the California Department of Insurance under Section 1215 et. seq. of the California Insurance Code, termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the absence of a material adverse change in the business, results of operations or prospects of Issuer, and the approval of the shareholders of Issuer. Issuer has agreed to refrain from soliciting additional proposals to acquire the Issuer, and to pay a breakup fee if an alternative Acquisition Proposal (as defined therein) is accepted by Issuer's Board of Directors.

                  C. Series A Convertible Debentures and Series 1, 2 and 3 Detachable Warrant Purchase Agreement dated as of September 17, 1996 ("Purchase Agreement"), by and among SNIG and Prac Limited Partnership, a Nevada limited partnership ("Prac"), filed herewith as
                           Exhibit 3

                  Under the Purchase Agreement, SNIG will acquire from Prac all of Prac's Debentures and warrants to purchase Issuer Common Stock for the Debenture Purchase Price (as defined therein) and the Warrant Purchase Price (as defined therein). As discussed in Item 2, Allstate may also agree to be a party to the Purchase Agreement at a date after the date of the filing of this
Schedule 13D. The Debenture Purchase Price is equal to the price per share of Issuer Common Stock payable under the Merger Agreement multiplied by the number of Common Stock Equivalents represented by the principal amount of Debentures held by Prac. The Warrant Purchase Price is equal to the "spread" between the price per share of Issuer Common Stock payable under the Merger Agreement and the exercise or strike price of the warrants. Warrants which are "out of the money" will be cancelled. The closing under the Purchase Agreement is subject to the simultaneous consummation of the Merger Agreement.

Item 7.           Material to be Filed as Exhibits

                  The Filing Person files as exhibits the following:

                  Exhibit 1 Voting Agreement dated as of September 17, 1996, by and among the Filing Person and the parties listed on the signature pages thereto

                  Exhibit 2 Agreement and Plan of Merger ("Merger Agreement"), dated as of September 17, 1996, among the Filing Person, the Issuer and SNTL Acquisition Corp., a Delaware corporation

                  Exhibit 3 Series A Convertible Debentures and Series 1, 2 and 3 Detachable Warrant Purchase Agreement dated as of September 17, 1996, by and among the Filing Person and Prac Limited Partnership, a Nevada limited partnership

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 1996

                                       SUPERIOR NATIONAL INSURANCE GROUP,
                                       INC.

                                       /s/ J. Chris Seaman
                                       -----------------------------------
                                       Signature


                                       J. Chris Seaman
                                       Executive Vice President

                                  EXHIBIT INDEX

Exhibit 1 Voting Agreement dated as of September 17, 1996, by and among the Filing Person and the parties listed on the signature pages thereto



Exhibit 2 Agreement and Plan of Merger ("Merger Agreement"), dated as of September 17, 1996, among the Filing Person, the Issuer and SNTL Acquisition Corp., a Delaware corporation



Exhibit 3 Series A Convertible Debentures and Series 1, 2 and 3 Detachable Warrant Purchase Agreement dated as of September 17, 1996, by and among the Filing Person and Prac Limited Partnership, a Nevada limited partnership